

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2022

Randy Dehmer
Chief Financial Officer
Canterbury Park Holding Corp
1100 Canterbury Road
Shakopee, MN 55379

> **Re: Canterbury Park Holding Corp**
> **Registration Statement on Form S-3**
> **Filed on September 21, 2022**
> **File No. 333-267540**

Dear Mr. Dehmer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Jennifer López Molina at 202-551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services